

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2020

Michael Carotenuto
Chief Financial Officer
Cambridge Bancorp
1336 Massachusetts Avenue
Cambridge, MA 02138

Re: Cambridge Bancorp
 Registration Statement on Form S-4
 Filed January 22, 2020
 File No. 333-236017

Dear Mr. Carotenuto:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance